40-33

FRANKLIN TEMPLETON INVESTMENTS

Branch 18
811-05387

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL ~~Franklin Mutual Series Fund Inc~~

[redacted]

05058072

June 3, 2005

SEC MAIL PROCESSING RECEIVED JUN 07 2005 WASH, D.C. 209 SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

BEST AVAILABLE COPY

Re: *Franklin Mutual Funds Fee Litigation*, Case No. 04-cv-982 (WJM) (RJH)

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional pleading related to the above-mentioned consolidated action, which we previously reported to your office:

1. Notice of Motion and Motion to Quash Subpoena; Memorandum of Points and Authorities in Support Thereof
2. Declaration of Peter Jones in Support of Motion to Quash Subpoena
3. Declaration of Jennifer Wang in Support of Motion to Quash Subpoena

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JUL 22 2005
THOMSON FINANCIAL

Encls.

16739-2

DANIEL H. BOOKIN (S.B. # 78996)
JEFFREY M. JUDD (S.B. #136358)
JENNIFER WANG (S.B. #233155)
O'MELVENY & MYERS LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111-3305
Telephone: (415) 984-8700
Facsimile: (415) 984-8701

Attorneys for Defendants
Franklin Resources, Inc. and
Affiliated Entities

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF CALIFORNIA

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION

Case No.

Subpoena issued in Case No. 04-CV-982 (RJH) (District of New Jersey)

NOTICE OF MOTION AND MOTION TO QUASH SUBPOENA; MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT THEREOF

Hearing Date: TBD

Time: TBD

Place: TBD

NOTICE OF MOTION AND MOTION

PLEASE TAKE NOTICE that on a date to be determined by the Court, at a time to be determined by the Court, or as soon thereafter as the matter may be heard, in a Courtroom in the above captioned Court, located at 501 I Street, Sacramento, California, on behalf of itself and all affiliated corporate defendants in the underlying lawsuit,[1] defendant Franklin Resources, Inc. ("FRI"), will and hereby does, move the court for an order quashing the third party subpoena duces tecum issued May 13, 2005 to Mark Breckler, of the Office of the Attorney General of the State of California (the "Subpoena"). FRI makes this motion on the grounds that the Subpoena seeks documents that the New Jersey District Court has already determined are not to be produced in the underlying lawsuit unless and until certain conditions are met.

This motion is based on this Notice, the following Memorandum of Points and Authorities, the declarations and exhibits filed herewith, and on such other evidence and arguments as may be presented and considered by the court.

MEMORANDUM OF POINTS AND AUTHORITIES

I. INTRODUCTION

The Subpoena that plaintiffs caused this Court to issue in the above-captioned case should be quashed, because it is a thinly disguised attempt to circumvent an order entered in the underlying case in New Jersey, in which that court denied plaintiffs the very information the Subpoena seeks. The United States District Court for the District of New Jersey (Magistrate Judge Ronald J. Hedges) in the underlying putative class action lawsuit has twice denied plaintiffs' request to obtain copies of the documents that defendant FRI produced to the California Attorney General's offices in connection with an investigation into so-called "shelf-space" arrangements. During an April 26, 2005, Discovery

[1] In addition to Franklin Resources, Inc., plaintiffs have named as defendants in the underlying lawsuit the following affiliated corporate entities: Franklin Advisers, Inc.; Templeton/Franklin Investment Services, Inc.; Franklin Private Client Group, Inc. (now Franklin Templeton Portfolio Advisors); Franklin Mutual Advisers; Templeton Global Advisors Limited; Franklin Investment Advisory Services; Fiduciary International, Inc.; Franklin Advisory Services; Templeton Investment Counsel, LLC; and Franklin/Templeton Distributors, Inc.

Conference, Magistrate Judge Hedges told plaintiffs' counsel:

> I understand what you want and, assuming you survive the motion to dismiss, and you get your class certified, you're going to see every one of these documents. So just [so] we have no doubt about that, gentlemen, don't waste my time fighting about it, she gets them all at th[at] time. ***I'm not going to give them to you now.***

Declaration of Jennifer Wang, filed herewith ("Wang Decl."), Ex. 1 (Tr. of 4/26/05 Discovery Conference) at 5 (emphasis added). On May 9, 2005, the New Jersey District Court issued an order denying plaintiffs' motion to compel production of the documents produced by FRI to the California Attorney General's Office ("CAGO"), and instead ordering:

> ***In the event that (a) defendants' motion to dismiss is denied and (b) plaintiffs' motion for class certification is granted***, then defendants shall produce to plaintiffs the aforementioned documents (approximately 150,000 pages) produced to the SEC and the CAGO, without further order of the Court.

Wang Decl., Ex. 2 (D.N.J. Court Order of 5/9/05) ¶ 3(emphasis added).

Rather than waiting to obtain the documents FRI produced to the CAGO, as ordered by the New Jersey District Court, on May 13, 2005, plaintiffs' counsel caused this Court to issue a subpoena commanding Mark Breckler, the Deputy in charge of the CAGO's shelf-space investigation, to produce "[a]ny and all documents produced in or relating to the case of The People of the State of California v. Franklin/Templeton Distributors, Inc. settled on November 17, 2004." Wang Decl., Ex. 3 (Subpoena). This clear attempt to do an end-run around the New Jersey District Court's ruling should not be tolerated. This Court should quash the subpoena.

II. FACTUAL BACKGROUND

In January 2004, the CAGO commenced an investigation ("the Investigation") into "shelf-space" arrangements between several mutual fund complexes, including FRI, and securities broker-dealers. In November 2004, Franklin/Templeton Distributors, Inc. and the CAGO entered into a Settlement Agreement that resolved all issues and disputes arising from the Investigation. *See* Wang Decl., Ex. 4 (Settlement Agreement) at 2.[2]

In connection with the Investigation, FRI produced confidential commercial information concerning its business with numerous broker-dealers pertaining to Franklin fund portfolio transactions. Such information, if disclosed to FRI's competitors and the broker-dealer community generally, could cause FRI substantial economic harm. *See* Declaration of Peter Jones, filed herewith ("Jones Decl.") ¶¶ 2-4.

Beginning in early March 2004, plaintiffs filed in the United States District Court, District of New Jersey, the lawsuits that were ultimately consolidated under the case styled, ***In re Franklin Mutual Funds Fee Litigation*** (D. N.J. Master File 04-CV-982 (RJH)). The New Jersey District Court has on several occasions denied plaintiffs' efforts to obtain the documents that FRI produced to the CAGO in connection with the Investigation. *See* Wang Decl., Ex. 1, Ex. 2. In response to the most recent order denying plaintiffs' motion to require FRI to produce the documents that it produced to the Attorney General – and without disclosing the New Jersey District Court order – plaintiffs caused this Court to issue the Subpoena.

FRI's counsel conferred in good faith with plaintiffs' counsel to attempt voluntarily to resolve their differences about the Subpoena. Because FRI and plaintiffs were unable to resolve this renewed discovery dispute (notwithstanding that the New Jersey District Court issued an order resolving the matter less than three weeks ago), FRI filed the instant motion to protect its confidential documents.

III. DISCUSSION

A. FRI Has Standing To Bring This Motion to Quash.

FRI may bring this motion because of its rights with respect to certain of the subpoenaed documents. "A motion to quash or modify a subpoena duces tecum may only be made by the party to whom the subpoena is directed except where the party seeking to

---

[2] Under the terms of the Settlement Agreement, among other things, the Attorney General memorialized his agreement to treat all of FRI's documents as confidential under California Government Code § 11180 *et seq*.

challenge the subpoena has a personal right or privilege with respect to the subject matter requested in the subpoena." *Transcor, Inc. v. Furney Charters, Inc.*, 212 F.R.D. 588, 590 (D. Kan. 2003) (determining that the defendant had a personal right with respect to its bank account records at the subpoenaed banks and thus had standing to move to quash the subpoenas). Plaintiff's subpoena seeks FRI documents in the CAGO's custody. FRI has a personal right with respect to its documents in the CAGO's possession. [3]

B. Plaintiffs' Subpoena Seeks To Circumvent The New Jersey District Court's Determination Regarding Whether The Documents Requested Should Be Made Available To Plaintiffs At This Time.

This Court should quash plaintiffs' Subpoena because it requests the disclosure of documents that the New Jersey District Court has already determined are not to be produced at this stage of the litigation. *See* Wang Decl., Ex. 2. A district court whose only connection with a case is supervision of discovery ancillary to an action in another district should be especially hesitant to pass judgment on what constitutes appropriate discovery. *See Compaq Computer Corp. v. Packard Bell Elecs.*, 163 F.R.D. 329, 335 (N.D. Cal. 1995) (internal quotations omitted). By their Subpoena, plaintiffs seek to obtain FRI's documents, purportedly for preparation of their case pending in the New Jersey District Court. The New Jersey District Court is thus best positioned to determine what discovery is appropriate, and it has already determined that FRI's documents should not be produced unless and until: (1) FRI's motion to dismiss has been denied and (2) plaintiffs' motion for class certification has been granted. Wang Decl., Ex. 1, Ex. 2. Neither condition has been met, and therefore the documents at issue are not yet ripe for production.

Permitting plaintiffs to obtain FRI's documents via the instant Subpoena would allow them to circumvent the order of the New Jersey District Court. Where a "contrary

[3] Because the subpoena was issued by the United States District Court for the Eastern District of California, the instant motion is properly before this Court. Under Federal Rule of Civil Procedure 45, only "the court by which the subpoena was issued shall quash or modify the subpoena." Fed. R. Civ. P. 45(c)(3)(A). *See also VISX, Inc. v. Nidek Co.*, 208 F.R.D. 615, 616 n. 1 (N.D. Cal. 2002). Plaintiffs' and defendants' counsel entered into a stipulation extending the time to respond or object to the Subpoena to May 27, 2005. *See* Wang Decl., Ex. 5 (Stipulation).

decision by this Court would squarely collide with the prior orders of a co-ordinate federal court," the Court, "in the interests of comity[,] will not relitigate" whether the documents requested must be produced "where the issue has already been decided by the federal court for the district where [the] action is pending . . . ." *In re Elec. Weld Steel Tubing Antitrust Litig.*, 512 F. Supp. 81, 84 (N.D. Ill. 1981). As in the instant case, in *Electric Weld*, the subpoena before the issuing court was broader in scope than the subpoena quashed by the district court presiding over the action. Because the scope of the new subpoena ***included*** the documents that had previously been requested and denied, however, the issuing court quashed the subpoena, finding "that the purpose of this subpoena is to circumvent the prior order of the District Court in the Eastern District of Pennsylvania, which denied the plaintiffs' direct request for [the] documents." *Id.*

Similarly, the Subpoena plaintiffs caused this Court to issue on the CAGO sweeps more broadly than the motion to compel the New Jersey District Court denied. But the Subpoena's demand ***includes*** the very same documents that the New Jersey District Court has ruled should not be produced until and unless certain conditions have been met. Thus, the practical effect of the Subpoena would be to allow plaintiffs to obtain precisely those documents that the New Jersey District Court has denied them for the present time. In the interest of comity, this Court should quash the Subpoena or, in the alternative, modify it by imposing the same conditions that the New Jersey District Court imposed.

In addition, the Subpoena also should be quashed because the documents in the CAGO's possession include confidential, proprietary FRI documents. *See* Fed. R. Civ. P. 45(c)(3)(B)(i). In connection with the Investigation, FRI produced confidential commercial communications and information concerning its business relationships with numerous broker-dealers, among other commercially sensitive documents. Such information, if made available to FRI's competitors and the broker-dealer community generally, could cause FRI substantial economic harm. *See* Jones Decl., ¶¶ 2-4. Plaintiffs should not be allowed to obtain FRI's confidential, proprietary documents by subpoenaing them from the CAGO – which agreed to treat them as confidential.[4]

III. CONCLUSION

For the foregoing reasons, FRI respectfully requests that the court issue an order granting this motion to quash plaintiffs' Subpoena.

Dated: May 27, 2005

O'MELVENY & MYERS LLP

By: /s/ Daniel H. Bookin, Esquire
Daniel H. Bookin
Attorneys for Defendants

[4] *See* Wang Decl., Ex. 4 ¶4.

DANIEL H. BOOKIN (S.B. #78996)
JEFFREY M. JUDD (S.B. #136358)
JENNIFER WANG (S.B. #233155)
O'MELVENY & MYERS LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111-3305
Telephone: (415) 984-8700
Facsimile: (415) 984-8701

Attorneys for Defendants
Franklin Resources, Inc. and Affiliated Entities

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF CALIFORNIA

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	Case No. Subpoena issued in Case No. 04-CV-982 (RJH) (District of New Jersey) **DECLARATION OF PETER JONES IN SUPPORT OF MOTION TO QUASH SUBPOENA** Hearing Date: TBD Time: TBD Place: TBD

I, Peter Jones, declare as follows:

1. I am President of Franklin/Templeton Distributors, Inc. ("FTDI"). FTDI is a subsidiary of Franklin Resources, Inc. ("FRI"). FRI operates over a hundred mutual funds and businesses related to mutual funds. FTDI is responsible for sales and marketing of Franklin mutual funds.

2. In connection with the California Attorney General's investigation into so-called "shelf-space" arrangements between broker-dealers who sell shares of mutual funds and several mutual fund complexes, FTDI provided documents that contain sensitive business information, including the specific amount of commissions paid to

broker-dealers for execution of mutual fund portfolio transactions. These commissions are negotiated on a broker-by-broker basis, and in many cases, on a transaction-by-transaction basis. If one broker-dealer discovered that Franklin funds paid another similarly situated broker-dealer a larger commission for executing substantially similar portfolio transactions, it would use that information to demand a higher commission for portfolio transactions. This would cause the Franklin funds substantial economic harm.

3. In connection with the California Attorney General's investigation, FTDI also provided documents containing the precise details of FTDI's market support arrangements with various broker-dealers. This information included the specific amount of marketing support payments made by FTDI to broker-dealers in connection with the sale of Franklin mutual funds. If a broker-dealer discovered that FTDI paid another similarly situated broker-dealer more for marketing support, it would use that information as a basis to increase marketing support payments from FTDI. In addition, FTDI did not provide marketing support payments to all broker-dealers. If a broker-dealer discovered that FTDI made marketing support payments to another similarly situated broker-dealer, it would likely use that information to demand a similar payment from FTDI. For these reasons, disclosure of FTDI's marketing support payments would cause economic harm to FTDI.

4. FTDI is a separate profit center for FRI. FTDI typically operates at a loss. For the reasons set forth above, disclosure of the documents FTDI provided to the California Attorney General will increase FTDI's annual losses.

I declare under penalty of perjury that the foregoing is true and correct.

Signed this 27th day May, 2005 at Harbor Springs, Michigan.

/s/ Peter Jones (original signature retained by attorney Daniel H. Bookin)
Peter Jones

DANIEL H. BOOKIN (S.B. #78996)
JEFFREY M. JUDD (S.B. #136358)
JENNIFER WANG (S.B. #233155)
O'MELVENY & MYERS LLP
Embarcadero Center West
275 Battery Street
San Francisco, CA 94111-3305
Telephone: (415) 984-8700
Facsimile: (415) 984-8701

Attorneys for Defendants
Franklin Resources, Inc. and Affiliated Entities

UNITED STATES DISTRICT COURT

EASTERN DISTRICT OF CALIFORNIA

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	Case No. Subpoena issued in Case No. 04-CV-982 (RJH) (District of New Jersey) **DECLARATION OF JENNIFER WANG IN SUPPORT OF MOTION TO QUASH SUBPOENA** Hearing Date: TBD Time: TBD Place: TBD

I, Jennifer Wang, declare as follows:

1. I am a member of O'Melveny & Myers LLP, counsel for defendants, Franklin Resources, Inc. and Affiliated Entities, in the above-captioned proceeding and submit this declaration in support of defendants' motion to quash plaintiffs' subpoena.

2. Attached hereto as Exhibit 1 is a true and correct copy of the transcript of the April 26, 2005 Discovery Conference before the United States District Court for the District of New Jersey, Magistrate Judge Ronald J. Hedges in the case styled, *In re Franklin Mutual Funds Fee Litigation* (D. N.J. Master File 04-CV-982 (RJH)).

3. Attached hereto as Exhibit 2 is a true and correct copy of the May 9,

2005 order of the United States District Court for the District of New Jersey, Magistrate Judge Ronald J. Hedges in the case styled, *In re Franklin Mutual Funds Fee Litigation* (D. N.J. Master File 04-CV-982 (RJH)).

4. Attached hereto as Exhibit 3 is a true and correct copy of the subpoena plaintiffs served on Mark Breckler of the Office of the Attorney General of the State of California ("CAGO") on May 13, 2005.

5. Attached hereto as Exhibit 4 is a true and correct copy of the Settlement Agreement entered into by Franklin/Templeton Distributors, Inc. and the CAGO on November 16, 2004.

6. Attached hereto as Exhibit 5 is a true and correct copy of the Stipulation entered into by plaintiffs' and defendants' counsel that extended the time to respond or object to the May 13, 2005 subpoena plaintiffs served on the CAGO to May 27, 2005.

I declare under penalty of perjury that the foregoing is true and correct.

Signed this 27th day May, 2005 at San Francisco, California.

____

Jennifer Wang

Exhibit 1

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

IN RE FRANKLIN MUTUAL FUNDS FEE LITIGATION.	Civil Action No. 04-0982(WJM)
	Newark, New Jersey
	Tuesday, April 26, 2005

TRANSCRIPT OF DISCOVERY CONFERENCE
BEFORE THE HONORABLE RONALD J. HEDGES, U.S.M.J.

APPEARANCES:

FOR THE PLAINTIFFS:
BY: PATRICK ROCCO, ESQ.,
(Shalov, Stone & Bonner)
163 Madison Avenue
Morristown, NJ 07962
-and-
BY: JANINE L. POLLACK, ESQ.,
(Milberg, Weiss, Bershad & Schulman)
One Pennsylvania Plaza, 49th Floor
New York, NY 10119

FOR THE DEFENDANTS:
BY: GREGORY J. HINDY, ESQ.,
(McCarter & English)
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102
-and-
BY: MARTIN I. KAMINSKY, ESQ.,
(Pollack & Kaminsky)
114 West 47th Street
New York, NY 10036

Proceedings recorded by electronic sound recording;
transcript produced by transcription service.

****
RAPID TRANSCRIPT SERVICE, INC.
4 Elodie Lane
Randolph, New Jersey 07869
(973) 328-1730 FAX (973) 328-8016
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(On the record at 8:37 a.m.)

THE COURT: Good morning, Counsel. Your appearances.

MR. ROCCO: Good morning, Your Honor, Patrick Rocco, Shalov, Stone & Bonner in Morristown for the plaintiffs.

MS. POLLACK: Janine Pollack, Milberg Weiss, for the plaintiffs.

MR. KAMINSKY: Martin Kaminsky, Pollack & Kaminsky, for the defendants.

MR. HINDY: And Greg Hindy from McCarter & English for the defendants.

THE COURT: Okay. Someone start.

MS. POLLACK: Thank you, Your Honor.

THE COURT: All right.

MS. POLLACK: Thank you for giving us a moment to explain what we think happened with the production of documents from the regulators.

I'll just start by reminding the Court that this case is primarily about shelf space arrangements. The documents produced to the regulators, by defendants' own admission, are about shelf space arrangement. So we start with the fact that probably, I think it's about 60 boxes of documents, about 150,000 pages plus, are all about what this case is about. So that's the bottom -- the basic argument.

THE COURT: Well, what have you seen of the 150,000 pages of documents?

MS. POLLACK: I believe that out of -- what I think to be about 60 boxes, we've seen one box, and it wasn't a full box.

Anyway, the issue I think is how the defendants decided which documents to produce to us, and I must confess that it took me multiple conversations to understand exactly what their methodology was, so I'll try to explain it as best I understood it.

There's two sets of documents in their view of the world. There's the documents that relate to our three funds by name, they mention our three funds that we currently own by name. Those, they gave to us. We don't know how they searched. We're not clear on that.

THE COURT: Okay.

MS. POLLACK: But, in any event, they gave us those.

Then there's --

THE COURT: Which regulators are we talking about here?

MS. POLLACK: We're talking about the SEC and the Cal. A.G.

THE COURT: And Cal. okay.

MS. POLLACK: The other set of documents, which is probably 59 of the boxes out of 60 is this group of documents that doesn't actually mention our three current funds by name, but that relates to our three funds, but goes beyond those as well.

Now I'll give you an example. They decided that we were entitled to those documents, but only type; that is, if it was a shelf space contract that, they said, they would give us, because that is relating to class certification. So they decided that out of the entire universe of those types of documents, we'd only get it if it was an actual revenue sharing shelf space contract. There was one. There was one between the Franklin Templeton distributor and advisor, and the American Express brokers, and that we got.

However, if there was something say, a memo or e-mail regarding that contract, we don't get it, because in their view of the world, the only thing we get is the actual contract, because that's all that relates to class certification. That's not a fishing expedition on our part, that's just how they interpreted the Court's order, to be a specific type of document, and there was only one.

And we think that that's pretty much turning the Court's --

THE COURT: Do you have the document?

MS. POLLACK: I do, Your Honor.

THE COURT: Can I see it?

MS. POLLACK: Yes, you may.

THE COURT: And is this a same document that went to California as well as went to the federal agency?

MS. POLLACK: Well, it says C.A.G. on it.

THE COURT: California Attorney General, we assume.

MS. POLLACK: I assume that that means California Attorney General. They didn't tell us which went to which.

This is the revenue sharing contract with the American Express brokers and --

THE COURT: Well, it seems to -- this Bates number seems to suggest that there are at least 73,000-odd documents turned over to California, right?

MS. POLLACK: I would assume so. And I don't know the overlap between Cal. A.G. and SEC.

I had asked them for the correspondence going back and forth with the regulators, but they have not answered me whether they would agree to give that to us.

THE COURT: Gentlemen, do you want to explain this to me, please?

MR. KAMINSKY: Yes, I think -- I don't know where the 60 boxes comes from, but -- where the number comes from.

THE COURT: How about the 73,000?

MR. KAMINSKY: Yes.

THE COURT: Let's start with that.

MR. KAMINSKY: We've explained that there are 150,000 pages of documents, that's where I think the 73,000 number comes from, Your Honor.

THE COURT: So this is in the middle.

MR. KAMINSKY: This is -- this is the -- yeah, this is in the middle. Let me tell you what we did, so you don't get the wrong impression here about this.

THE COURT: Well, the impression isn't good so far, so let's see what you can do to change my mind.

MR. KAMINSKY: Well, that's why I want to clarify and explain what happened here.

THE COURT: Okay.

MR. KAMINSKY: We had -- these documents were produced by California counsel, O'Melveny & Myers, and we had the O'Melveny & Myers firm, and their paralegals, search through all the documents for any document that referred to any of these three funds. No matter what it was, if it mentioned these three funds, we got it and we produced it for them.

The reason they got this additional document is, we then said to them, do you have documents -- can you do a search that says something that relates to all funds, and they -- and can you tell us if there's any contract, on an overall basis, with broker-dealers that relates to the matter we're at issue? This is the only written contract, we're told by our client and by our co-counsel in California, that relates to this situation for all the funds.

So according to your order, which directed that class discovery proceed as to the three funds, that's what you named in your order, and you said that we should produce those documents. We've done that, as far as we know, as far as we can determine.

Now the Franklin Templeton complex involves many, many mutual funds, scores of them.

THE COURT: We've gone through this already. I understand that.

MR. KAMINSKY: And so we've tried. We've put in a number of searches through the O'Melveny people and we've come up with what we understand are the documents relating to the three funds.

As you know, Your Honor, there's -- there are motions pending before the Judge at the moment about this, and all we've said to them is, we're complying with your order, let's see what happens with the motions. We believe that was the intent of what Your Honor has ruled two or three times before when they've tried to broaden the scope of discovery. And we're not withholding any documents about these three funds.

THE COURT: Where are all these documents now?

MR. KAMINSKY: They're in California.

THE COURT: Anything else from the plaintiff?

MS. POLLACK: Yes, Your Honor. I just wanted to make note that in the SEC consent order, which the Court has taken judicial notice of, there's a heading that is called, "Respondents Engaged in Improper Joint Arrangements," and what the SEC found is that there was improper pooling going on, where all the money from all the funds was pooled into, you know, a giant pool, and then there was monies taken out of that, so that one -- to be used for one fund or the other, but maybe disadvantaging one over the other.

THE COURT: Counsel, I appreciate all this, but this is really nothing new than we -- than you argued the first time when you wanted discovery, essentially across the board, on all the funds because you said there were common arrangements, and this sounds just like another variation of that.

MS. POLLACK: I --

THE COURT: I'll tell you what I will do. I am not going to require them to do anything else, but I will execute a preservation order that you send me, that requires them to keep all the copies of all the documents submitted to the SEC and to California, to retain them all.

And I'll just caution you folks. Do you remember what happened in the Coleman case in Florida recently when it turned out that a lot of documents weren't turned over that should have been turned over, and representations were made to the Court that turned out not to be correct?

I'm not broadening my order. I'm not satisfied that they've done anything other on this record than a good faith search. I appreciate you want to see more. I appreciate there are an enormous number of more documents, but I'm not going to go further with this now. We're going to wait until we see what Judge Martini does with the pending motions.

MS. POLLACK: Okay, Your Honor. Just -- I think that the confusion is that the documents that they're not producing are the ones that are actually going to show their interrelationships.

THE COURT: Maybe it will, Counsel, but that may be interrelationships across the board and it's still beyond the scope of my order. I understand what you want and, assuming you survive the motion to dismiss, and you get your class certified, you're going to see every one of these documents. So just we have no doubt about that, gentlemen, don't waste my time fighting about it, she gets them all at the time.

I'm not going to give them to you now.

MS. POLLACK: I think that the issue was that the class certification motion is before Judge Martini and we were supposed to have some documents in order to put in papers on that motion.

THE COURT: I appreciate you were supposed to have them, and you've gotten the documents that they tell me in good faith are responsive to my order. The only thing I can do is start going through 150,000 documents and I ain't doing it.

We depend on what counsel tell us. He has a plausible interpretation of my order. It's the interpretation that I put on the order. I'm satisfied with what they've done now. I am not broadening it, and I'm not going further with the document production as of now.

MS. POLLACK: Thank you, Your Honor.

THE COURT: All right, Counsel.

You get me an order, Counsel, denying a request for further review of these documents, but we'll let the plaintiffs -- Mr. Rocco, you can draft it, put a preservation order in -- in the order that all the documents made available to the SEC and to the California Attorney General's office are to be preserved in their current form. Any of these documents electronic or are they all -- everything in paper?

MR. KAMINSKY: They're in paper. They may be electronic though, I'm just not sure, Your Honor.

THE COURT: Then if there are any documents in e-format, the e-format's to be preserved also, pending further order of Court. And you can also put in the order that if the motion to dismiss is denied, and the class certification motion is granted, without further order, all of these documents are to be made available to counsel for review.

Is there anything in here that requires any type of protective order?

MR. KAMINSKY: I'm not sure, Your Honor.

THE COURT: Well, let's find out, and if there is, let's have one entered. Follow Rule 5.3, get me an appropriate form of affidavit and order. Let's get the order in place, so if we need to review things, I want her to have them right away.

This is yours, Counsel.

MR. ROCCO: Thank you, Your Honor.

THE COURT: All right.

(Proceedings concluded at 8:47 a.m.)

I, certify that the foregoing is a correct transcript from the electronic sound recording of the proceedings in the above-entitled matter on April 26, 2005, to the best of my knowledge and ability.

Date:

Patricia A. O'Neill
RAPID TRANSCRIPT SERVICE, INC.

8:37:05-8:47:44

I N D E X
4/26/05

Exhibit 2

SHALOV STONE & BONNER LLP
163 Madison Avenue
P.O. Box 1277
Morristown, New Jersey 07962-1277
Tel.: 973-775-8997

MILBERG WEISS BERSHAD & SCHULMAN LLP

One Pennsylvania Plaza
New York, New York 10119
Tel.: 212-594-5300

Attorneys for Plaintiffs

RECEIVED
MAY 09 2005
AT 8:30 ___ CLERK

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

IN RE FRANKLIN MUTUAL FUNDS FEE LITIGATION	:	MASTER FILE: 04-C V-982 (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	:	ORDER

This matter having come before the Court on plaintiffs' motion to require defendants to produce additional documents pursuant to the Court's order of January 24, 2005; and the Court having considered the submissions by all parties and the oral arguments of counsel at the hearing held on April 26, 2005; ^ and having considered defendants' form of order

IT IS on this 9th day of May, 2005,

ORDERED that:

1. Plaintiffs' motion is denied.

2. Defendants shall preserve all documents that were produced by defendants to either the U.S. Securities and Exchange Commission ("SEC") and/or the California Attorney General's Office ("CAGO"). Such documents shall be maintained in their original condition, including in their electronic

form (if applicable);

3. In the event that (a) defendants' motion to dismiss is denied and (b) plaintiffs' motion for class certification is granted, then defendants shall produce to plaintiffs the aforementioned documents (approximately 150,000 pages) produced to the SEC and the CAGO, without further order of the Court;

4. To the extent that any documents produced in this litigation are confidential and subject to protection under Fed. R. Civ. P. 26, the parties shall meet and confer and submit to the Court a proposed protective order in accordance with the procedures set forth in Local Civil Rule 5.5.

Dated: Newark, New Jersey

RONALD J. HEDGES
United States Magistrate Judge

Exhibit 3

Issued by the

UNITED STATES DISTRICT COURT

Eastern DISTRICT OF California

In re Franklin Mutuals Funds Fee Litgation

V.

SUBPOENA IN A CIVIL CASE

Case Number:[1] 04cv982 (District of New Jersey)

TO: Mark Breckler, Esq.
1300 I Street, P.O. Box 944255
Sacramento, California 94244

☐ YOU ARE COMMANDED to appear in the United States District court at the place, date, and time specified below to testify in the above case.

PLACE OF TESTIMONY	COURTROOM
	DATE AND TIME

☐ YOU ARE COMMANDED to appear at the place, date, and time specified below to testify at the taking of a deposition in the above case.

PLACE OF DEPOSITION	DATE AND TIME

☑ YOU ARE COMMANDED to produce and permit inspection and copying of the following documents or objects at the place, date, and time specified below (list documents or objects):

Any and all documents produced in or relating to the case of The People of the State of California v. Franklin/ Templeton Distributors, Inc. settled on November 17, 2004

PLACE	DATE AND TIME
IKON Solutions, 1225 8th Street - Suite 120, Sacramento, California 95814	5/23/2005 10:00 am

☐ YOU ARE COMMANDED to permit inspection of the following premises at the date and time specified below.

PREMISES	DATE AND TIME

Any organization not a party to this suit that is subpoenaed for the taking of a deposition shall designate one or more officers, directors, or managing agents, or other persons who consent to testify on its behalf, and may set forth, for each person designated, the matters on which the person will testify. Federal Rules of Civil Procedure, 30(b)(6).

ISSUING OFFICER'S SIGNATURE AND TITLE (INDICATE IF ATTORNEY FOR PLAINTIFF OR DEFENDANT)	DATE
Michael Reese (attorney for plaintiff)	May 13, 2005

ISSUING OFFICER'S NAME, ADDRESS AND PHONE NUMBER

Michael Reese, Milberg Weiss, et al. One Penn Plaza, New York, New York 10024

(See Rule 45, Federal Rules of Civil Procedure, Parts C & D on next page)

[1] If action is pending in district other than district of issuance, state district under case number.

PROOF OF SERVICE

	DATE	PLACE
SERVED	5/13/2005	1300 I Street, Sacramento, California 94244

SERVED ON (PRINT NAME)	MANNER OF SERVICE
Mark Brecker	regular U.S. mail

SERVED BY (PRINT NAME)	TITLE
Michael Reese	attorney

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Proof of Service is true and correct.

Executed on 5/13/2005
DATE

SIGNATURE OF SERVER

One Penn Plaza, New York, New York 10024
ADDRESS OF SERVER

Rule 45, Federal Rules of Civil Procedure, Parts C & D:

(c) PROTECTION OF PERSONS SUBJECT TO SUBPOENAS.

(1) A party or an attorney responsible for the issuance and service of a subpoena shall take reasonable steps to avoid imposing undue burden or expense on a person subject to that subpoena. The court on behalf of which the subpoena was issued shall enforce this duty and impose upon the party or attorney in breach of this duty an appropriate sanction which may include, but is not limited to, lost earnings and reasonable attorney's fee.

(2) (A) A person commanded to produce and permit inspection and copying of designated books, papers, documents or tangible things, or inspection of premises need not appear in person at the place of production or inspection unless commanded to appear for deposition, hearing or trial.

(B) Subject to paragraph (d) (2) of this rule, a person commanded to produce and permit inspection and copying may, within 14 days after service of subpoena or before the time specified for compliance if such time is less than 14 days after service, serve upon the party or attorney designated in the subpoena written objection to inspection or copying of any or all of the designated materials or of the premises. If objection is made, the party serving the subpoena shall not be entitled to inspect and copy materials or inspect the premises except pursuant to an order of the court by which the subpoena was issued. If objection has been made, the party serving the subpoena may, upon notice to the person commanded to produce, move at any time for an order to compel the production. Such an order to comply production shall protect any person who is not a party or an officer of a party from significant expense resulting from the inspection and copying commanded.

(3) (A) On timely motion, the court by which a subpoena was issued shall quash or modify the subpoena if it

(i) fails to allow reasonable time for compliance,

(ii) requires a person who is not a party or an officer of a party to travel to a place more than 100 miles from the place where that person resides, is employed or regularly transacts business in person, except that, subject to the provisions of clause (c) (3) (B) (iii) of this rule, such a person may in order to attend trial be commanded to travel from any such place within the state in which the trial is held, or

(iii) requires disclosure of privileged or other protected matter and no exception or waiver applies, or

(iv) subjects a person to undue burden.

(B) If a subpoena

(i) requires disclosure of a trade secret or other confidential research, development, or commercial information, or

(ii) requires disclosure of an unretained expert's opinion or information not describing specific events or occurrences in dispute and resulting from the expert's study made not at the request of any party, or

(iii) requires a person who is not a party or an officer of a party to incur substantial expense to travel more than 100 miles to attend trial, the court may, to protect a person subject to or affected by the subpoena, quash or modify the subpoena, or, if the party in who behalf the subpoena is issued shows a substantial need for the testimony or material that cannot be otherwise met without undue hardship and assures that the person to whom the subpoena is addressed will be reasonably compensated, the court may order appearance or production only upon specified conditions.

(d) DUTIES IN RESPONDING TO SUBPOENA.

(1) A person responding to a subpoena to produce documents shall produce them as they are kept in the usual course of business or shall organize and label them to correspond with the categories in the demand.

(2) When information subject to a subpoena is withheld on a claim that it is privileged or subject to protection as trial preparation materials, the claim shall be made expressly and shall be supported by a description of the nature of the documents, communications, or things not produced that is sufficient to enable the mmmdemanding party to contest the claim.

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	
	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

NOTICE OF SUBPOENA DUCES TECUM

PLEASE TAKE NOTICE that pursuant to Rule 45 of the Federal Rules of Civil Procedure, Plaintiffs, by their attorneys, have caused to be served a Subpoena Duces Tecum on the California Attorney General, a non-party in the above-captioned action, at 1300 I Street, P.O. Box 944255, Sacramento, California, 94244-2550. A copy of the Subpoena is attached hereto.

Dated: May 13, 2005

MILBERG WEISS BERSHAD & SCHULMAN LLP

By: [signature]
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

Lead Counsel for Plaintiffs and the Class

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

In re FRANKLIN MUTUAL FUNDS FEE LITIGATION	)	MASTER FILE: 04-cv-982 (WJM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	)	

DECLARATION OF SERVICE

I, MICHAEL R. REESE, declare:

My business address is One Pennsylvania Plaza, New York, New York. I am employed in the County of New York, where this mailing occurs. I am over the age of 18 years and not a party to the within cause.

On May 13, 2005 I served the Notice of Subpoena Duces Tecum and a copy of the Subpoena, via mail, by depositing a true and correct copy thereof in envelopes, postage prepaid, sealing said envelopes and placing them for collection and mailing following ordinary business practices, on the following:

Joe Boccassini
Rich Harper
Christine Ammerman
McCarter & English, LLP
Four Gateway Center
100 Mulberry Street
Newark, NJ 07102

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

Executed on May 13, 2005, at New York, New York.

I declare under penalty of perjury that the foregoing is true and correct.

MICHAEL R. REESE

Exhibit 4

SETTLEMENT AGREEMENT

This settlement agreement ("Agreement") is entered into between Franklin/Templeton Distributors, Inc. ("FTDI"), on one side and the People of the State of California, by and through Attorney General Bill Lockyer ("Attorney General"), on the other side (collectively, the "Parties"). Attorney General shall mean the California Attorney General or any designated representative thereof.

RECITALS

A. Background. Whereas, on January 2, 2004, the Attorney General announced the commencement of an investigation ("Investigation") into certain arrangements between various mutual fund complexes ("Mutual Funds") and a number of securities broker-dealers ("Broker-Dealers") whereby Broker-Dealers solicited consideration from the Mutual Funds in connection with marketing the complexes' mutual fund shares. Depending on the particular Mutual Funds and Broker-Dealers involved, this marketing could include, but was not limited to: (i) placement on a "preferred list," in a "partners program," or otherwise being identified as a complex to be accorded a higher degree of marketing support than complexes not furnishing such consideration; (ii) obtaining access to Broker-Dealer representatives, including through the Broker-Dealers' intranet website, in order to promote the funds; and/or (iii) promotions in communications with Broker-Dealers' customers such as on a Broker-Dealer's internet website or in customer newsletters ("Shelf Space Arrangements"). The Investigation is ongoing as to entities not affiliated with FTDI.

B. FTDI. Whereas, FTDI is a New York corporation, a wholly-owned subsidiary of Franklin Resources, Inc., a licensed securities broker-dealer and the principal underwriter of the Franklin, Templeton and Mutual Series family of mutual funds (collectively, the "FT Funds").

C. The Proposed Action. Whereas, in conjunction with this Agreement, the Attorney General has determined to file suit, pursuant to California Government Code §§ 12658 and 12660, against FTDI alleging violations of two of the antifraud provisions of the Corporate Securities Law of 1968 ("CSL"). A copy of the Attorney General's Proposed Action ("Proposed Action"), titled *The People of the State of California v. Franklin/Templeton Distributors, Inc.*, is attached hereto as Exhibit A.

D. Voluntary Actions by FTDI. Whereas, the Attorney General has considered the efforts voluntarily implemented by FTDI, including the following:

(1) Disclosure Of Payments To Broker-Dealers. Subject to the approval of the boards of the FT Funds, the mutual funds distributed by FTDI include or will include disclosure in their prospectuses or Statements of Additional Information about payments made by FTDI to Broker-Dealers in addition to dealer concessions, shareholder servicing payments, and payments for services that FTDI or its affiliates otherwise would provide, such as subaccounting, and that such payments are intended to compensate Broker-Dealers for various services, including without limitation, Shelf Space Arrangements, placement on the Broker-Dealers' preferred or recommended fund list, access to the Broker-Dealers' registered representatives, assistance in training and education of personnel, marketing support, and other specified services.

(2) Written Arrangements. FTDI shall implement procedures that require it to use its best efforts to enter into written arrangements memorializing all future Shelf Space Arrangements with any Broker-Dealer or other intermediary. The documentation of each Shelf Space Arrangement will set forth the payment schedule and the services that the broker-dealer or other intermediary will provide, and include a provision preventing the broker-dealer or other intermediary from accepting compensation for promoting or selling FT Funds shares in the form of commissions on brokerage transactions directed to it from any FT Fund portfolio transaction. The documentation of each Shelf Space Arrangement will include a request from FTDI that the broker-dealer or other intermediary provide point-of-sale disclosure documents consistent with current legal requirements.

(3) No Directed Brokerage. FTDI has implemented policies that preclude it from committing, promising, agreeing or otherwise undertaking to direct any brokerage transactions to any broker-dealer where the allocation is based, directly or indirectly, on sales of mutual fund shares.

E. Purpose. Whereas, the Parties desire to resolve all issues and disputes between them related to the Investigation and the Proposed Action on the terms and conditions set forth below, and FTDI, without admitting or denying the allegations in the Proposed Action, enters into this Agreement and agrees to abide by the terms and conditions set forth below.

TERMS OF THIS AGREEMENT

In consideration of the mutual terms, covenants and conditions of this Agreement, the Parties hereto agree to settle all disputes and claims between them relating to the Investigation and the Proposed Action on the following terms and conditions (the "Terms"):

1. Filing of the Proposed Action. The Attorney General shall file the Proposed Action in Sacramento County Superior Court ("Court") upon the execution of this Agreement by all parties. FTDI submits voluntarily to the Court's jurisdiction over it and over the subject matter of the Proposed Action, subject to section 8.7 of this Agreement.

2. Request for Approval of Settlement Agreement and Stipulation to Entry of Final Judgment. Within ten (10) days following the filing of the Proposed Action, the Parties shall file with the Court a Request for Court Approval of Settlement Agreement and Stipulation for Entry of Final Judgment ("Stipulation"). The Stipulation shall be in the form attached hereto as Exhibit B and the Final Judgment ("Judgment") shall be in the form attached hereto as Exhibit C. FTDI agrees not to contest, appeal or otherwise challenge the Judgment once entered by the Court, provided, however, that nothing in this Agreement shall be deemed to have waived FTDI's right to contest any claim by the Attorney General that FTDI has failed to comply with the terms of the Judgment or otherwise prejudice FTDI's right to defend against any claim of non-compliance with the Judgment after its entry.

3. Settlement Payment. FTDI agrees to pay the Attorney General and the State of California a total of $18 million as follows.

3.1 Fees and Costs. The total sum of $2 million shall be paid to the Attorney General in two equal and separate payments, $1 million of which shall be paid concurrent with the execution of this Agreement and an additional $1 million shall be due and payable on the first anniversary date of the effective date of this Agreement as set forth in section 8.14 herein, in recognition of the Attorney General's fees and costs: (i) incurred and to be incurred in connection with the Investigation; (ii) to be incurred in connection with the monitoring and enforcement of the terms of this Agreement and any litigation related thereto; and (iii) to be incurred in connection with the Attorney General's enforcement of the CSL and the California Commodity Law of 1990. If any payment due is not received by the Attorney General within five (5) business days of such anniversary date, the payment then due shall bear interest at a rate of 10% per annum from the date due until the date payment is received by the Attorney General, and the Attorney General shall provide written notice of default (including notice of the amount due) to FTDI in accordance with section 8.14 of this Agreement. If the amount due and specified in the notice remains unpaid five (5) business days after the provision of said notice, then any and all remaining payments pursuant to this section 3.1 shall become immediately due and payable, with interest at the rate of 10% per annum from such date of default until the date payment is received by the Attorney General.

3.2 Civil Penalties. The total sum of $2 million shall be paid to the State of California, concurrent with the execution of this Agreement, as civil penalties pursuant to California Government Code § 12660.

3.3 Payment to FT Funds. The total sum of $14 million shall be paid by FTDI as follows:

a. Within 30 days of the effective date of this Agreement as set forth in section 8.14 of this Agreement, FTDI shall retain an Independent Distribution Consultant not unacceptable to the Attorney General. FTDI shall exclusively bear all costs, including compensation and expenses, associated with the retention of the Independent Distribution Consultant. FTDI shall retain the Independent Distribution Consultant to develop a Distribution Plan to distribute fairly and proportionately to the FT Funds the total payment as set forth in this section 3.3 of this Agreement.

b. In the event that FTDI and the Independent Distribution Consultant are unable to agree on a Distribution Plan, FTDI shall abide by the recommendation of the Independent Distribution Consultant. The final Distribution Plan shall be submitted, and be acceptable, to the Attorney General.

c. Within 60 days of the effective date of this Agreement as set forth in section 8.14 of this Agreement, the Independent Distribution Consultant shall submit the Distribution Plan for the administration and distribution of the payment made pursuant to this section 3.3 of this Agreement. Following the Attorney General's written approval of a final Distribution Plan, the Independent Distribution Consultant and FTDI shall take all necessary and appropriate steps to administer the final Distribution Plan.

d. Within 90 days of the effective date of this Agreement as set forth in section 8.14 of this Agreement, based on this Distribution Plan, the Independent Distribution

Consultant shall calculate the amount that should be distributed to each of the FT Funds. FTDI shall pay the $14 million payment to the Independent Distribution Consultant, who shall oversee the actual distribution of the monies to the FT Funds, which shall take place no later than 120 days from the effective date of this Agreement as set forth in section 8.14 of this Agreement.

e. FTDI shall cooperate fully with the Independent Distribution Consultant and shall provide the Independent Distribution Consultant with access to its files, books, records and personnel as reasonably requested for the Distribution Plan.

f. To ensure the independence of the Independent Distribution Consultant, FTDI: (i) shall not have the authority to terminate the Independent Distribution Consultant, without the prior written approval of the Attorney General; (ii) shall compensate the Independent Distribution Consultant, and persons engaged to assist the Independent Distribution Consultant, for services rendered at their reasonable and customary rates; (iii) shall not be in and shall not have an attorney-client relationship with the Independent Distribution Consultant and shall not seek to invoke the attorney-client or any other doctrine or privilege to prevent the Independent Distribution Consultant from transmitting any information, reports, or documents to the Attorney General.

g. To further ensure the independence of the Independent Distribution Consultant for the period of the engagement and for a period of two years from completion of the engagement, the Independent Distribution Consultant shall not enter into any employment, consultant, attorney-client, auditing or other professional relationship with FTDI, or any of its/their present or former affiliates, directors, officers, employees, or agents acting in their capacity. Any firm with which the Independent Distribution Consultant is affiliated in performance of his or her duties under section 3.3 of this Agreement shall not, without prior written consent of the Attorney General, enter into any employment, consultant, attorney-client, auditing or other professional relationship with FTDI, or any of its present or former affiliates, directors, officers, employees, or agents acting in their capacity as such for the period of the engagement and for a period of two years after the engagement.

h. If, within 20 days of the effective date of this Agreement as set forth in section 8.14 of this Agreement, FTDI, its/their parent(s), any subsidiary, and/or any affiliate agrees with or is ordered by the United States Securities and Exchange Commission ("SEC") or by a court of competent jurisdiction to appoint an Independent Distribution Consultant to develop a Distribution Plan ("SEC's Plan") substantially similar to the requirements set forth in subparagraphs a-g of this section 3.3 of this Agreement, the Attorney General may, in his sole discretion, agree to the distribution under the SEC's Plan of the $14 million payment made pursuant to section 3.3 of this Agreement; provided, however, in no instance shall the Attorney General require FTDI to retain a different Independent Distribution Consultant than retained by an affiliate of FTDI in connection with the distribution of settlement payments pursuant to the order styled In the Matter of Franklin Advisers, Inc., Rel. No. IA-2271, to fulfill the obligations set forth in this section 3.3.

3.4 <u>Receipt and Return of Settlement Funds</u>. The Attorney General acknowledges receipt of the $3 million paid concurrent with the execution of this Agreement and agrees that such sum shall not be disbursed, distributed, paid, transferred or negotiated by the

Attorney General until the effective date of this Agreement as set forth in section 8.14 of this Agreement. If the Court does not approve the Stipulation and does not enter the Judgment pursuant thereto, the Attorney General shall return the amounts paid under this Agreement to FTDI within five (5) court days of the date of the entry of the Court's decision not to approve this Agreement and retain jurisdiction over the Parties.

4. Full Cooperation In The Ongoing Investigation. FTDI agrees to cooperate with the Attorney General in his Investigation or in any law enforcement actions filed as a result thereof, provided that such cooperation shall not obligate FTDI to waive any privileges or work product protection and FTDI shall have the right to be represented by counsel at any stage of the Investigation. As part of these ongoing cooperation obligations, FTDI shall make available for interviews and, if subpoenas issue, for depositions by the Attorney General at mutually convenient times and locations witnesses over whom it has legal authority to direct or compel attendance. The Attorney General agrees to make transcripts or recordings of these interviews and depositions available for inspection by FTDI, its witnesses, or its counsel upon request, with reasonable notice by FTDI. FTDI and the interviewees/deponents shall have the right to have counsel present at all such interviews and depositions. The Attorney General will seek information in a focused manner, and will work with FTDI to streamline information and requests as appropriate. The witness interviews, depositions and all documents disclosed pursuant to this section 4 shall be subject to the provisions of California Government Code § 11180, et seq. As a further part of its ongoing cooperation, FTDI will continue to produce documents to the Attorney General as requested. All documents provided to the Attorney General pursuant to this Agreement will be treated as confidential by the Attorney General under California Government Code § 11180, et seq. The documents produced to the Attorney General by FTDI pursuant to this Agreement and pursuant to the Attorney General's subpoenas may be used by the Attorney General in litigation against third parties. This provision for continuing cooperation by FTDI shall extend to the conclusion of the Attorney General's Investigation and any resulting litigation concerning the offer or sale of mutual fund shares and includes cooperation through any trials and appeals.

5. Releases by FTDI. In consideration for the obligations and mutual releases set forth in this Agreement, FTDI and its trustees, managing directors, agents, insurers, attorneys, parent corporations, affiliated and related entities, assigns, and other representatives of any kind or nature, and their predecessors and successors in interest, hereby fully release and discharge the Attorney General and his agents, insurers, attorneys, affiliated and related entities, assigns, and other representatives of any kind or nature, and their predecessors and successors in interest, from any and all claims (including attorneys' fees and/or costs), actions, rights, demands, damages, costs, liabilities of any kind or nature, whether known or unknown, sounding in tort, contract or any statutory or other theory of liability which FTDI now has or has ever had or may hereafter have against the Attorney General, based upon or directly related to the facts alleged in the Proposed Action, except for the rights and obligations arising under this Agreement.

6. Releases by the Attorney General. In consideration for the obligations and mutual releases set forth in this Agreement, the Attorney General and his agents, insurers, attorneys, affiliated and related entities, assigns, and other representatives of any kind or nature, and their predecessors and successors in interest, hereby fully release and discharge FTDI and its trustees, managing directors, employees, officers, agents, insurers, attorneys, parent corporations,

affiliated and related entities, assigns, and other representatives of any kind or nature, and their predecessors and successors in interest, from any and all claims, actions, rights, demands, damages, costs, liabilities of any kind or nature, sounding in tort, contract or any statutory or other theory of liability which the Attorney General now has or has ever had or may hereafter have against them, based upon or directly related to the facts alledged in the Proposed Action, except for the rights and obligations contained in this Agreement. FTDI acknowledges and agrees that this section 6 shall not pertain to any acts or omissions committed by FTDI subsequent to the effective date of this Agreement.

7. Conditions Precedent. This Agreement is conditioned upon the Court's approval of this Agreement and entry of the Judgment thereon.

8. Miscellaneous.

8.1 No Admission or Finding of Liability. Nothing contained in this Agreement shall be deemed as an admission by any Party of any liability, nor shall the Court's approval hereof or entry of judgment thereon be deemed a finding with respect to any allegation in the Proposed Action.

8.2 Retraxit. Neither this Agreement, the releases provided herein, any judgment entered thereon, nor any dismissal entered pursuant to this Agreement shall constitute or be construed as a retraxit.

8.3 Advice of Counsel. Each of the Parties has obtained advice of legal counsel prior to and for the execution of this Agreement and understands fully the contents of this Agreement. Each of the Parties warrants and represents that the party executing this Agreement on its behalf is duly authorized and empowered to execute this Agreement.

8.4 Parties Bear Own Costs and Attorneys' Fees. Except as otherwise provided in section 3 of this Agreement, each party hereto shall bear its own attorneys' fees and costs incurred through the effective date of this Agreement as set forth in section 8.14 of this Agreement. FTDI shall bear its own costs with regard to complying with this Agreement.

8.5 Entire Agreement. This document constitutes the entire agreement between the Parties to this Agreement regarding the matters described. All oral agreements, representations and prior agreements between the parties to this Agreement regarding any such matters are merged herein, and this Agreement supersedes all such prior representations and agreements. There are no representations, agreements, arrangements or understandings, oral or written, between the parties relating to the subject matter of this Agreement that are not fully expressed in this Agreement. The Parties agree that no extrinsic evidence may be introduced to vary the terms hereof in any judicial proceeding involving this Agreement.

8.6 No Other Promises, Representations or Warranties. Each party acknowledges that neither any other party, nor any agent or attorney for any other party, has made any promise, representation or warranty whatsoever not contained herein concerning the subject matter hereof to induce such party to execute this Agreement.

8.7 No Waiver; Reservation of Right to Claim Preemption. By entering into this Agreement, FTDI has not intended to waive, and will not be deemed to have waived, and expressly reserves all rights to assert that the National Securities Market Improvement Act of 1996, 15 U.S.C. § 77r ("NSMIA") preempts any action by any state regulator, including, without limitation, the California Attorney General, in any action not subject to the release set forth in section 6 of this Agreement.

8.8 Governing Law. The rights and obligations of the parties and the interpretation and performance of this Agreement shall be governed by the law of California.

8.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if the Parties had all signed the same document. All counterparts shall be construed together and shall constitute one agreement. The parties stipulate that counterparts, facsimile, or duplicate originals of this Agreement or any portion thereof shall be admissible in any judicial proceeding to the same extent that the original would be admissible for all purposes including but not limited to meeting the requirements of California Code of Civil Procedure § 664.6.

8.10 Succession. Subject to the provisions otherwise contained in this Agreement, this Agreement shall inure to the benefit of and be binding on the successors and assigns of the respective Parties.

8.11 Amendment. The provisions of this Agreement may be modified at any time by agreement of the Parties. Any such agreement hereafter made shall be ineffective to modify this Agreement in any respect unless in writing and signed by the Parties against whom enforcement of the modification or discharge is sought.

8.12 Severability. If any provision of this Agreement, except sections 5 and 6 of this Agreement, or the application thereof to any entity or circumstance, for any reason and to any extent, is adjudicated to be invalid or unenforceable, neither the remainder of this Agreement nor the application of such provision to any other entity or circumstance shall be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

8.13 Ambiguities and Uncertainties. Any ambiguities or uncertainties in this Agreement shall be equally and fairly interpreted and construed without reference to the identity of the party or parties preparing this Agreement or any document referred to in this Agreement, on the understanding that the Parties participated equally in the negotiation and preparation of this Agreement and the documents referred to in this Agreement, or have had the opportunity to do so.

8.14 Effective Date. The effective date of this Agreement shall be the date on which the last of the following events have occurred: all Parties have signed this Agreement, the Attorney General has filed the Proposed Action, all Parties have signed the Stipulation, and the Court has approved the Stipulation and has entered the Judgment pursuant thereto.

8.15 Notices. Notices to FTDI pursuant to section 3.1 of this Agreement shall be given by overnight delivery (next day service) to:

Daniel H. Bookin, Esq.
O'Melveny & Myers LLP
275 Battery Street, 26th Floor
San Francisco, CA 94111

Notices to the Attorney General shall be given by overnight delivery (next day service) to:

Deputy Attorney General Mark J. Breckler
California Attorney General's Office
455 Golden Gate Avenue, Ste. 11000
San Francisco, CA 94102

Notice shall be deemed complete on the date of delivery.

Date: November 16, 2004

BILL LOCKYER
CALIFORNIA ATTORNEY GENERAL

By: ______________________
Mark J. Breckler
Supervising Deputy Attorney General

Date: 11-16-04, 2004

FRANKLIN/TEMPLETON
DISTRIBUTORS, INC.

By ______________________
Harmon E. Burns
Vice President
For Franklin/Templeton Distributors, Inc.

Date: 11-16, 2004

Approved as to form:

O'MELVENY & MYERS LLP

By ______________________
Daniel H. Bookin
Attorneys for Franklin/Templeton Distributors, Inc.

Exhibit 5

UNITED STATES DISTRICT COURT
DISTRICT OF NEW JERSEY

IN RE FRANKLIN MUTUAL FUNDS FEE LITIGATION	:	MASTER FILE: 04-CV-982 (GPM) (RJH)
THIS DOCUMENT RELATES TO: ALL ACTIONS	:	STIPULATION

It is hereby stipulated and agreed that the time to respond or object to the Subpoena dated May 13, 2005 served herein by plaintiffs on the Attorney General of the State of California is extended from May 23, 2005 to May 27, 2005. This extension includes the time to produce documents, as well as any other response that may be made to the subpoena, including but not limited to a motion to quash the subpoena.

Dated: May 18, 2005

SHALOV STONE & BONNER LLP
By: Patrick L. Rocco (PR8621)
Jennifer A. Sullivan (JS6957)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
Tel. (973) 775-8997
Fax (973) 775-8777

- and -

MILBERG WEISS BERSHAD
& SCHULMAN LLP
By: Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
One Pennsylvania Plaza
New York, New York 10119-0165
Tel. (212) 594-5300
Fax (212) 868-1229

Attorneys for Plaintiffs

By: ______________________ 5/19/05
Michael R. Reese

POLLACK & KAMINSKY
By: Daniel A. Pollack
Martin I. Kaminsky
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

- and -

MCCARTER & ENGLISH, LLP
By: Joseph T. Boccassini
Gregory J. Hindy
Four Gateway Center
100 Mulberry Street
Newark, New Jersey 07102
Tel. (973) 622-4444
Fax (973) 624-7070

Attorneys for Defendants

Franklin Resources, Inc.
Franklin Advisers, Inc.
Franklin Private Client Group, Inc.
Franklin Mutual Advisers, LLC
Fiduciary International, Inc.
Franklin Templeton Distributors, Inc.
Templeton/Franklin Investment Services
and Certain Individual Defendants

GIBBONS, DEL DEO, DOLAN, GRIFFINGER & VECCHIONE
by: Michael R. Griffinger
One Riverfront Plaza
Newark, NJ 07102-5496
Tel. (973) 596-4500
Fax (973) 639-6294

Attorneys for Certain Individual Defendants

By: [signature]
Martin I. Kaminsky